UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                                                                              :
In the Matter of                                                                      :
                                                                                              :                  CERTIFICATE PURSUANT
ENTERGY MISSISSIPPI, INC.                                           :                                         TO
                                                                                              :                                   RULE 24
File No. 70-9757                                                                   :
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(Public Utility Holding Company Act of 1935)                        :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration on Form U-1, as amended, in the above file (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 26, 2000 (Release No. 35-27317) and October 1, 2002 (Release No. 35-27572).

On May 29, 2003, the Company issued and sold, by negotiated public offering, severally to the underwriters set forth in Schedule I attached to the Underwriting Agreement dated May 22, 2003 (the "Underwriting Agreement"), among Credit Suisse First Boston LLC and McDonald Investments Inc., as representatives of the several underwriters named therein, and the Company, an aggregate of $95,000,000 principal amount of the Company's First Mortgage Bonds, 4.95% Series due June 1, 2018 (the "Bonds"), issued pursuant to the Twenty-first Supplemental Indenture dated as of May 1, 2003 (the "Twenty-first Supplemental Indenture"), between the Company and The Bank of New York and Stephen J. Giurlando, as Trustees, under the Company's Mortgage and Deed of Trust, as supplemented, which Twenty-first Supplemental Indenture established the terms of the Bonds.

Attached hereto and incorporated by reference are:

Exhibit A-2(f) - Conformed copy of the Twenty-first Supplemental Indenture.

Exhibit A-4(f) - Conformed copy of the Bonds.

Exhibit B-2(f) - Conformed copy of the Underwriting Agreement.

Exhibit C-1(f) - Copy of the Prospectus used in connection with the sale of the Bonds (previously filed in Registration No. 333-53554 and incorporated herein by reference).

Exhibit F-1(f) - Post-effective opinion of Wise Carter Child & Caraway, Professional Association, counsel for the Company.

Exhibit F-2(f) - Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 6th day of June, 2003.

ENTERGY MISSISSIPPI, INC.
By:	/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer